UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No. )

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The Hartford Mutual Funds II, Inc.
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Filed by: The Hartford Mutual Funds II, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: The Hartford Fundamental Growth Fund, a series of The Hartford Mutual Funds, Inc.

Subject Company Commission File No. 811-07589

October 17, 2012	ADMIN 12-15

Merger of The Hartford Fundamental Growth Fund

Into The Hartford Growth Opportunities Fund

Proxy Statements to be Mailed to The Hartford Fundamental Growth Shareholders

At meetings held on August 1, 2012, the Board of Directors of The Hartford Fundamental Growth Fund approved on behalf of The Hartford Fundamental Growth Fund, the merger of The Hartford Fundamental Growth Fund into The Hartford Growth Opportunities Fund. The merger is expected to take place on or about February 22, 2013, if approved by shareholders. Both Funds have similar investment objectives and strategies, offer access to experienced domestic growth managers, and invest across a similar style opportunity set.

A proxy statement containing detailed information concerning The Hartford Fundamental Growth Fund merger was filed on October 1, 2012. Proxy statement packages will be mailed on or about November 7, 2012 to shareholders of record of The Hartford Fundamental Growth Fund on October 15, 2012.

The Hartford Fundamental Growth Fund will hold a special meeting of its shareholders on December 17, 2012. Shareholders have until this date to provide voting instructions. Shareholders may rescind or change their vote at any time prior to the meeting or by voting in person at the meeting.

The Hartford Fundamental Growth Fund has engaged Boston Financial Data Services as the proxy solicitation service to assist the Fund in soliciting votes. To reduce the expense of the solicitation, please urge your clients to vote as quickly as possible. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum of shares is present at the Special Meeting, and will have the same effect as a vote “AGAINST” the Proposal.

Shareholders will have the option to provide voting instructions one of three ways: by completing the Voting Instruction Form or the Proxy Card sent to them by mail, by internet, or by phone. Shareholders should refer to the Voting Instruction Form or the Proxy Card for electronic voting instructions and the phone number to call. Each shareholder may only vote once. Those shareholders who choose to respond by phone or internet will not need to return the Voting Instruction Form or the Proxy Card. In order to respond by phone or internet, shareholders will require a control number, which is imprinted on the Voting Instruction Form or the Proxy Card. Voting instructions can only be submitted electronically using the control number. Shareholders may access an electronic copy of the proxy statement by following the instructions provided in the proxy statement.

You should carefully consider the investment objectives, risks, and charges and expenses of The Hartford Fundamental Growth Fund before investing. The Annual and Semi-Annual Reports and other regulatory filings of the Fund with the SEC are accessible on the SEC’s website at www.sec.gov and on The Hartford’s website at www.hartfordmutualfunds.com. You may also obtain information by calling 1-888-483-0972.

FOR BROKER USE ONLY - NOT FOR USE WITH THE GENERAL PUBLIC

The Hartford Fundamental Growth Fund

Highlights:

•            The Hartford Fundamental Growth Fund will merge into The Hartford Growth Opportunities Fund on or about February 22, 2013, if approved by shareholders

•            The Board of Directors of The Hartford Fundamental Growth Fund approved this merger proposal.

•            Mailing of proxy documents will begin on or about November 7, 2012

•            The shareholder meeting is expected to be held on December 17, 2012

What changes are being made to The Hartford Fundamental Growth Fund and The Hartford Growth Opportunities Fund?

The Hartford Fundamental Growth Fund is expected to merge into The Hartford Growth Opportunities Fund on or about February 22, 2013. This merger that has been approved the Board of Directors of each Fund; however, the merger also will require approval of the shareholders of The Hartford Fundamental Growth Fund.

Why is the Fund being merged?

Upon the recommendation of management, each Fund’s Board of Directors has determined that the proposed merger is in the best interest of each Fund and its shareholders. The Hartford Fundamental Growth Fund and The Hartford Growth Opportunities Fund are both sub-advised by Wellington Management Company, LLP. Both Funds have similar investment objectives and strategies, offer access to experienced domestic growth managers, and invest across a similar style opportunity set. While The Hartford Fundamental Growth Fund focuses on large capitalization issuers, The Hartford Growth Opportunities Fund offers shareholders the diversification benefits of investments across a broad range of capitalizations and issuers.

The Hartford Growth Opportunities Fund has historically outperformed The Hartford Fundamental Growth Fund over the year-to-date, one, and three year time periods, and provided better risk-adjusted results. It should be noted, however, that past performance is not a guarantee of future results.

Does this merger require shareholder approval?

This merger requires the approval of the shareholders of The Hartford Fundamental Growth Fund, and a proxy is required. A proxy statement containing detailed information concerning the merger is expected to be mailed in early November 2012. The shareholder meeting is expected to be held in December 2012. More information will be provided about the proxy in the upcoming weeks.

Will shareholders be expected to pay any fees as a result of this merger?

No sales load, commission or other transactional fee will be imposed as a result of the merger although shareholders may bear some transaction costs associated with merging the two investment portfolios. In addition, because the merger will be structured as a tax-free reorganization, it is not anticipated that shareholders will recognize any gain or loss in connection with the merger transaction.

What if a shareholder of The Hartford Fundamental Growth Fund determines they do not wish to become a shareholder of The Hartford Growth Opportunities Fund?

Shareholders of The Hartford Fundamental Growth Fund who determine they do not wish to become shareholders of The Hartford Growth Opportunities Fund may:

•                  redeem their shares of The Hartford Fundamental Growth Fund before the closing date, or

•                  exchange them for shares of another Hartford Fund by contacting their broker, financial intermediary, other financial institution, or The Hartford Mutual Funds at (888) 843-7824.

Please note that a redemption or exchange of shares of The Hartford Fundamental Growth Fund that does not occur in connection with the merger will be a taxable event, and a gain or loss may be recognized for tax purposes in connection with that transaction.

Your clients should carefully consider investment objectives, risks, charges, and expenses of The Hartford Mutual Funds before investing. This and other information can be found in the Fund’s prospectus available on www.hartfordmutualfunds.com. Your clients should read it carefully before they invest or send money.

Wellington Management Company, LLP is an independent and unaffiliated sub-adviser to The Hartford.

The Hartford Mutual Funds are underwritten and distributed by Hartford Investment Financial Services, LLC.

Main Risks Associated with The Hartford Fundamental Growth Fund:

Market and Selection Risk: The Fund’s share price may fluctuate due to market risk and/or security selections that may underperform compared to the market or relevant benchmarks.

Growth-Investing Risk: Growth investments can be volatile, and may fail to increase earnings or grow as quickly as anticipated. Growth-style investing falls in and out of favor, which may result in periods of underperformance.

Foreign Investment Risk: Foreign investments can be riskier than U.S. investments. Potential risks include currency risk that may result from unfavorable exchange rates, liquidity risk if decreased demand for a security makes it difficult to sell at the desired price, and risks that stem from substantially lower trading volume on foreign markets.

Active-Trading Risk: Actively trading investments may result in higher costs and higher taxable income.

Main Risks Associated with The Hartford Growth Opportunities Fund:

Market and Selection Risk: The Fund’s share price may fluctuate due to market risk and/or security selections that may underperform compared to the market or relevant benchmarks.

Growth-Investing Risk: Growth investments can be volatile, and may fail to increase earnings or grow as quickly as anticipated. Growth-style investing falls in and out of favor, which may result in periods of underperformance.

Foreign Investment Risk: Foreign investments can be riskier than U.S. investments. Potential risks include currency risk that may result from unfavorable exchange rates, liquidity risk if decreased demand for a security makes it difficult to sell at the desired price, and risks that stem from substantially lower trading volume on foreign markets.

Mid-cap Stock Risk: Mid-cap stocks are generally more volatile and risky and may be less liquid than large-cap stocks because they may have limited operating histories, narrow product lines, and focus on niche markets.

Active-Trading Risk: Actively trading investments may result in higher costs and higher taxable income.